FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes     No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC 172,100
Chase Nominees Limited 245,215
State Street Bank & Trust 4,200
Chase Manhattan Bank London 245,777
Chase Nominees 5,976,911
Citibank 93,100
Deutsche Bank 24,700
HSBC 49,214
Bank of New York London 79,500
Chase Nominees Ltd 286,200
Northern Trust 55,600
Chase Nominees 375,100
Nortrust Nominees Ltd 300,000
HSBC Client Holdings Nominee (UK) Ltd 11,719,170
Chase Manhattan Bank London 149,856
Northern Trust 578,423
JP Morgan 249,611
Bank of New York London 520,400
Morgan Stanley 188,400
Deutsche Bank 201,100
Citibank 21,200
Mellon Nominees Ltd 37,800
State Street Nominees Ltd 134,700
Bank of New York Brussels 318,141
State Street Bank & Trust 76,800
Chase Nominees Ltd 234,038
Nortrust Nominees Ltd 70,000

5. Number of shares / amount of stock acquired

810,102

6. Percentage of issued class

0.29%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

24th December 2002

11. Date company informed

27th December 2002

12. Total holding following this notification

22,407,256

13. Total percentage holding of issued class following this notification

8.13%

14. Any additional information

15. Name of contact and telephone number for queries

Anita Dowling
(01753) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

27th December 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Enclosure:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 December 2002 2002

By: /s/

Name:

Title: